Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(In millions, except ratios)
Earnings as defined in Regulation S-K:(1)
(Loss) income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$(135)	$14	$(28)	$4	$79
Capitalized interest	(17)	(26)	(9)	(2)	(1)
Dividends from unconsolidated investments	2	2	5	11	7
Fixed Charges	165	168	151	157	168
Total Earnings	$15	$158	$119	$170	$253

Fixed Charges as defined in Regulation S-K: (2)
Interest expense	$147	$138	$134	$147	$159
Capitalized interest	17	26	9	2	1
Imputed interest on operating leases	1	4	8	8	8
Total Fixed Charges	$165	$168	$151	$157	$168

Ratio of Earnings to Fixed Charges (3)	.09x	0.94x	0.79x	1.08x	1.51x

(1)
For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income from continuing operations before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.
(3) The ratio of earnings to fixed charges indicates a less than one-to-one coverage for the years ended December 31, 2017, 2016 and 2015. Earnings available for fixed charges were inadequate to cover total fixed charges for these periods. The deficit amount for the ratio was $150 million, $10 million and $32 million for the years ended December 31, 2017, 2016 and 2015, respectively.